Contact

www.linkedin.com/in/diego-belbussi (LinkedIn)

Top Skills

Trade Marketing
Shopper Marketing
Customer Insight

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Honors-Awards

Effie Awards - Alcoholic Beverages - Gold
Jerry Goldenberg Award- Marketer of the Year
Lapiz de Platino
Lapiz de Oro
Wave Festival - Grand Prix - Outdoor

Diego Belbussi

Co-Founder at DRINK REJOY®
Key Biscayne, Florida, United States

Summary

Diego recently moved from the high-performance corporate world after a journey of twenty years, to pursue his passion for personal growth, sports and entrepreneurship.
He started a new venture in the cannabis space by creating the first plant-based sports drink infused with cannabidiol (CBD).
As former Marketing Vice President of Anheuser-Busch InBev for Europe, Middle East and Latin America, Diego focused on serving customers with innovation, finding new opportunities for organic growth and building brands for the long term.
He managed an unparalleled portfolio of global, regional and local brands including Budweiser, Bud Light, Corona, Stella Artois, Beck's, Leffe and other local lovemarks.
Diego holds a bachelor's degree in Business Administration from Universidad de Buenos Aires and Executive Programs from Darden Business School and Kellogg School of Management.

Experience

DRINK REJOY®
Co-Founder
April 2019 - Present (3 years 7 months)
Miami, United States

Anheuser-Busch InBev
8 years 10 months

Vice President Marketing Europe & Middle East
February 2016 - March 2019 (3 years 2 months)
Europe

Vice President Marketing Latin America
January 2014 - January 2016 (2 years 1 month)
Latin America

Country Director

June 2010 - December 2013 (3 years 7 months)
Chile

Cervecería y Maltería Quilmes
5 years 6 months

Brand Director - Quilmes
February 2008 - June 2010 (2 years 5 months)

Brand Director - Brahma
January 2007 - January 2008 (1 year 1 month)

Brand Director - Premium portfolio
January 2005 - December 2006 (2 years)

Molinos Rio de la Plata
Brand Director - Pasta & Rice brands
October 2003 - January 2005 (1 year 4 months)

British American Tobacco
4 years 5 months

Brand Manager - Viceroy
March 2003 - October 2003 (8 months)

Brand Executive - Camel & Winston
March 2001 - February 2003 (2 years)

We Challenge You - Management Trainee Program
June 1999 - December 2001 (2 years 7 months)
Buenos Aires

Sales Area Manager
October 2000 - February 2001 (5 months)
Buenos Aires, Argentina

Sales Area Manager
October 1999 - September 2000 (1 year)
Rosario DSD, Santa Fe, Argentina

Education

Northwestern University - Kellogg School of Management

Executive Program, Commercial · (2015 - 2015)

American Society forQuality

Six Sigma - Black Belt · (2012 - 2012)

Northwestern University - Kellogg School of Management

Marketing - Advanced Executive Program, Marketing · (2010 - 2010)

University of Virginia Darden School of Business

Advanced Management Program, Management · (2009 - 2009)

Universidad de Buenos Aires

Business Administration · (1993 - 1998)